PAVMED INC.

One Grand Central Place, Suite 4600

New York, New York 10165

February 3, 2017

VIA EDGAR

Mr. Russell Mancuso

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	PAVmed Inc.
Registration Statement on Form S-1
File No. 333-214288

Dear Mr. Mancuso:

PAVmed Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., February 3, 2017, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)       Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)       The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)       The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

PAVMED INC.

By:	/s/ Lishan Aklog
Name: Lishan Aklog, M.D.
Title: Chief Executive Officer